UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For August 4, 2009
ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
(Translation of registrant’s name into English)
Room B 7/Fl., No.132, Sec. 3
Min-Sheng East Road, Taipei, 105, Taiwan
Republic of China

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

     Attached hereto as exhibits 99.1, 99.2 and 99.3 and incorporated by reference herein are the press releases issued by the registrant on October 16, 2008, March 30, 2009 and June 29, 2009.

Exhibit 99.1	Press Release, dated October 16, 2008, reporting unaudited financial results for the six months ended June 30, 2008.
Exhibit 99.2	Press Release, dated March 30, 2009, announcing the entering into of an amended and restated shareholders agreement.
Exhibit 99.3	Press Release, dated June 29, 2009, announcing the filing of the annual report for the period ended December 31, 2008.

Signatures
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASIA PACIFIC WIRE & CABLE CORPORATION LIMITED
By:	/s/ Yuan Chun Tang
	Name:	Yuan Chun Tang
	Title:	Chairman and Chief Executive Officer

Date: August 4, 2009

Exhibit Index

Exhibit 99.1	Press Release, dated October 16, 2008, reporting unaudited financial results for the six months ended June 30, 2008.
Exhibit 99.2	Press Release, dated March 30, 2009, announcing the entering into of an amended and restated shareholders agreement.
Exhibit 99.3	Press Release, dated June 29, 2009, announcing the filing of the annual report for the period ended December 31, 2008.